                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM U-9C-3

                      QUARTERLY REPORT PURSUANT TO RULE 58
                                 March 31, 2001

                                  CINERGY CORP.
                             139 EAST FOURTH STREET
                             CINCINNATI, OHIO 45202

*Inquiries concerning this Form U-9C-3 should be directed to:  Bernard F. Roberts
                                                               Cinergy Corp.
                                                               139 East Fourth Street
                                                               Cincinnati, Ohio 45202
                                                               (513) 287-2090

                                                           TABLE OF CONTENTS

 Item                                                                    Page
Number                                                                  Number

  1      Organization Chart . . . . . . . . . . . . . . . . . . . . .      1
  2      Issuances and Renewals of Securities and Capital
           Contributions. . . . . . . . . . . . . . . . . . . . . . .      9
  3      Associate Transactions
           Part I - Transactions Performed by Reporting Companies on
             Behalf of Associate Utility Companies. . . . . . . . . .     11
           Part II - Transactions Performed by Associate Utility

                                                      ITEM 1. ORGANIZATION CHART

                                                                                                                Percentage of
                                                                  Energy or        Date of       State of          Voting         Nature of
Name of Reporting Company                                    Gas-Related Company Organization   Organization   Securities Held    Business

(Indentation indicates subsidiary relationship)

   Cinergy Corp. ("Cinergy")

                                                                                                                               Investing in Utility-Related
           Nth Power Technologies Fund II, L.P.(1)             Energy-Related     02/25/2000    California     **              Technologies

        The Cincinnati Gas & Electric Company

                                                                                                                               Ownership and Operation of Gas
           KO Transmission Company (2)                         Energy-Related     04/11/1994    Kentucky       100%            Transportation Property

        Cinergy Investments, Inc. ("Investments")

                                                                                                                               Utility Materials
          Cinergy Supply Network, Inc. ("Supply")(3)           Energy-Related     01/14/1998    Delaware       100%            Brokering Services

                                                                                                                               Utility Facilities Location and
               Reliant Services, LLC ("Reliant")(4)            Energy-Related     06/25/1998    Indiana        50%             Construction Services

                                                                                                                               Acquisition company for Miller
                  MPI Acquisitions (5) (New)                   Energy-Related     10/17/2000    Indiana        50%             Pipeline Corporation

                     Miller Pipeline Corporation (6) (New)     Energy-Related     07/19/1995    Indiana        50%             Utility Construction Services

         Cinergy Capital & Trading, Inc.

                                                                                                                               Operation & Maintenance  Services
            CinCap MVC OpCo, LLC (7)                           Energy-Related     09/28/1999    Delaware       100%

                                                                                                                               Marketing and Trading
            CinCap IV, LLC ("CinCap IV")(8)                    Energy-Related     12/03/1997    Delaware       10%             Energy Commodities

                                                                                                                               Marketing and Trading
            CinCap V, LLC ("CinCap V") (9)                     Energy-Related     07/21/1998    Delaware       10%             Energy Commodities

          Cinergy Marketing & Trading, LLC                                                                                     Marketing and Trading
             ("Marketing & Trading") (10)                      Energy-Related     10/27/1995    Delaware       100%            Energy Commodities

          ENCOAL OPCO, LLC (11) (New)                          Energy-Related     02/13/2001    Delaware       100%            Operation & Maintenance  Services

                                                                                                                               Marketing and Trading
          CinPower I, LLC ("CinPower") (12)                    Energy-Related     06/12/1998    Delaware       10%             Energy Commodities

          SynCap I, LLC (13) (New)                             Energy-Related     08/25/2000    Delaware       100%            Energy Services

          SYNCAP II, LLC (14) (New)                            Energy-Related     10/13/2000    Delaware       100%            Energy Services

                                                                                                                               Marketing and Trading
          Cinergy Transportation, LLC (15)                     Energy-Related     06/14/2000    Delaware       100%            Energy Commodities

                                                                                                                               Engineering and Other
       Cinergy Engineering, Inc. ("Engineering") (16)          Energy-Related     03/28/1997    Ohio           100%            Technical Services

                                                                                                                               Commercialization of
       Cinergy Technology, Inc. (17)                           Energy-Related     12/12/1991    Indiana        100%            Utility-related Technologies

       Cinergy Solutions Holdings Company, Inc.
                ("Solutions")

                                                                                                                               Utility-related Engineering and
          Cinergy EPCOM, LLC (18)                              Energy-Related     08/20/1999    Delaware       100%            Other Services

                                                                                                                               Utility-related Engineering and
          Cinergy EPCOM College Park, LLC (19)                 Energy-Related     08/20/1999    Delaware       100%            Other Services

                                                                                                                               Project Development--Qualifying
          Cinergy Solutions, Inc. (20)                         Energy-Related     06/02/2000    Delaware       100%            Facilities(QFs) and Energy Services

             BSPE Holdings, LLC (21) (New)                     Energy-Related     01/10/2001    Delaware       50%             QFs and Energy Services

                 BSPE Limited, LLC (22) (New)                  Energy-Related     01/10/2001    Delaware       50%             QFs

                    BSPE, L.P. (23) (New)                      Energy-Related     01/16/2001    Delaware       50%             QFs

                 BSPE General, LLC (24) (New)                  Energy-Related     01/11/2001    Texas          50%             QFs

             Cinergy Energy Solutions, Inc. (25) (New)         Energy-Related     11/09/2000    Delaware       100%            Energy Services

                   Zahren Alternative Power
                   Corporation (26) (New)                      Energy-Related     12/28/93      Delaware       46%             QFs

             Cinergy GASCO Solutions, LLC (27) (New)           Energy-Related     11/09/2000    Delaware       100%            QFs

                                                                                                                               Utility-related Engineering and
             Cinergy Solutions of Boca Raton, LLC (28)         Energy-Related     08/23/2000    Delaware       100%            Other Services

             Cinergy Solutions Partners, LLC (29)              Energy-Related     09/12/2000    Delaware       50%             Project Development-- QFs

             CSGP of Southeast Texas, LLC (30) (New)           Energy-Related     02/22/2001    Delaware       100%            Energy Services

             Green Power Holdings, LLC (31) (New)              Energy-Related     12/12/2000    Delaware       50%             QFs

                 Green Power G.P., LLC (32) (New)              Energy-Related     12/15/2000    Texas          50%             QFs

                   South Houston Green Power, L.P. (33) (New)  Energy-Related     12/19/2000    Delaware       50%             QFs

                 Green Power Limited, LLC (34) (New)           Energy-Related     12/12/2000    Delaware       50%             QFs

             Lansing Grand River Utilities, LLC (35)           Energy-Related     09/14/2000    Delaware       100%            Energy Services

             Oklahoma Arcadian Utilities, LLC (36)(New)        Energy-Related     12/05/2000    Delaware       40.8%           QFs

             Shreveport Red River Utilities, LLC (37)(New)     Energy-Related     10/16/2000    Delaware       40.8%           QFs

          Cinergy Solutions of Tuscola, Inc. (38)              Energy-Related     10/13/1998    Delaware       100%            Energy Services

                                                                                                                               Leasing of Energy-Related Assets
          Energy Equipment Leasing LLC* (39)                   Energy-Related     11/12/1998    Delaware       49%

          Trigen-Cinergy Solutions LLC                                                                                         Preliminary Development of
              ("Trigen-Cinergy")(40)                           Energy-Related     02/18/1997    Delaware       50%             QFs

          Trigen-Cinergy Solutions of Ashtabula LLC (41)       Energy-Related     04/21/1999    Delaware       49%             QFs

          Trigen-Cinergy Solutions of Baltimore LLC (42)       Energy-Related     11/10/1998    Delaware       49%             QFs

          Trigen-Cinergy Solutions of Boca Raton, LLC (43)     Energy-Related     09/04/1998    Delaware       51%             Thermal Energy

          Trigen-Cinergy Solutions of Cincinnati LLC (44)      Energy-Related     08/29/1997    Ohio           51%             Chilled Water

          Trigen-Cinergy Solutions of College Park, LLC (45)   Energy-Related     02/18/1999    Delaware       49%             Energy Services

          Trigen-Cinergy Solutions of Lansing LLC (46)         Energy-Related     11/03/1999    Delaware       51%             Energy Services

             Trigen-Cinergy Solutions-USFOS of Lansing         Energy-Related     11/03/1999    Delaware       40.8%           Energy Services
             LLC (47)

          Trigen-Cinergy Solutions of Orlando LLC (48)         Energy-Related     06/12/1998    Delaware       51%             Chilled Water

          Trigen-Cinergy Solutions of Owings Mills LLC (49)    Energy-Related     09/20/1999    Delaware       49%             QFs

          Trigen-Cinergy Solutions of Owings Mills                                                                             Leasing of Energy-Related Assets
              Energy Equipment Leasing, LLC (50)               Energy-Related     10/20/1999    Delaware       49%

          Trigen-Cinergy Solutions of Rochester LLC (51)       Energy-Related     10/20/1999    Delaware       49%             Energy Services

          Trigen-Cinergy Solutions of Silver Grove LLC (52)    Energy-Related     03/18/1999    Delaware       49%             QFs

          Trigen-Cinergy Solutions of St. Paul LLC (53)        Energy-Related     08/13/1998    Delaware       49%             QFs

             St. Paul Cogeneration LLC (54) (New)              Energy-Related     12/18/1998    Minnesota      24.5%           QFs

          Trigen-Cinergy Solutions of Tuscola, LLC (55)        Energy-Related     08/21/1998    Delaware       49%             QFs

    Cinergy Global Resources, Inc.

       Cinergy Global Power, Inc.
                                                                                                                               Holds 50% Ownership Interest in San
          Cinergy Global San Gorgonio, Inc.                                                                                    Gorgonio Westwinds II, LLC
                   ("San Gorgonio") (56)                       Energy-Related     10/13/1998    Delaware       100%

             San Gorgonio Westwinds II, LLC
                    ("Westwinds") (57)                         Energy-Related     10/13/1998    California     50%             QFs

    Cinergy Technologies, Inc.
                                                                                                                               Investing in Utility-Related
       Cinergy Ventures II, LLC (58)                           Energy-Related     09/01/2000    Delaware       100%            Technologies

       Cinergy One, Inc. (59)                                  Energy-Related     09/05/2000    Delaware       100%            Energy Services

    Cinergy Wholesale Energy, Inc.

       Cinergy Power Generation Services, LLC (60) (New)       Energy-Related     11/22/2000    Delaware       100%            Operation and Management Services

* Inactive
** Cinergy holds a 9.9% limited partnership interest in Nth Power Technologies Fund II, L.P.

(1) Nth Power Technologies Fund II, L.P. invests in companies developing and commercializing utility-related technologies.

(2) KO Transmission Company is engaged in the transportation of natural gas in interstate commerce between Kentucky and Ohio.

(3) Supply brokers transmission, distribution and other utility-related materials and services.

(4) Reliant performs underground facilities location and construction services.

(5) MPI Acquisitions was formed for the purpose of acquiring Miller Pipeline Corporation.

(6) Miller Pipeline Corporation performs services involving natural gas and water distribution and transmission construction, repair and rehabilitation.

(7) CinCap MVC OpCo, LLC was formed for the purpose of providing operation and maintenance services to certain "eligible facilities"
    owned by exempt wholesale generators in which Cinergy indirectly holds a 50% ownership interest.

(8) CinCap IV purchases and sells electricity at wholesale.

(9) CinCap V purchases and sells electricity at wholesale.

(10) Marketing & Trading (formerly Producers Energy Marketing, LLC) is engaged in the marketing of natural gas at wholesale.

(11) ENCOAL OPCO, LLC was formed to provide the operation and maintenance staffing, support and management administration for SynCap
     I.

(12) CinPower was formed to optimize economic benefits in connection with a restructured wholesale power purchase agreement.

(13) SynCap I, LLC was formed to purchase a plant that will yield an enhanced coal product.

(14) SYNCAP II, LLC was formed to test new technology of turning high sulfur coal to low sulfur coal.

(15) Cinergy Transportation, LLC is engaged in the marketing of natural gas at wholesale.

(16) Engineering is in the business of marketing various utility-related engineering services.

(17) Cinergy Technology, Inc. is devoted to commercializing utility-related technologies.

(18) Cinergy EPCOM, LLC was formed to market various utility-related engineering, procurement, construction, operation and maintenance functions.

(19) Cinergy EPCOM College Park, LLC was formed to perform various utility-related engineering, procurement, construction, operation and maintenance functions at the University of Maryland.

(20) Cinergy Solutions, Inc. was formed to conduct certain project-related preliminary developmental activities, principally related to QF projects, and other energy-related businesses, formerly conducted by Cinergy Solutions Holdings Company, Inc.

(21) BSPE Holdings, LLC was formed as an indirect holding company for a QF.

(22) BSPE Limited, LLC was formed to act as the sole limited partner of BSPE, L.P.

(23) BSPE, L.P. was formed to purchase, own and lease certain existing equipment and fixtures in connection with the two QFs located in Texas constructed and operated by South Houston Green Power.

(24) BSPE General, LLC was formed to act as the sole general partner of BSPE, L.P.

(25) Cinergy Energy Solutions, Inc was formed for the purpose of making an equity investment in a company which holds landfill gas projects.

(26) Zahren Alternative Power Corporation currently owns and operates 24 landfill gas-to-energy (LFG) projects and one natural gas congeneration plant.

(27) Cinergy GASCO Solutions, LLC was formed for the purpose of acquiring four landfill gas companies

(28) Cinergy Solutions of Boca Raton, LLC was formed to construct, operate and maintain energy facilities at a commercial facility in Boca Raton, Florida.

(29) Cinergy Solutions Partners, LLC was formed to engage in development of qualifying facilities.

(30) CSGP of Southeast Texas, LLC was formed to operate and manage a qualifying facility(QF) for South Houston Green Power.

(31) Green Power Holdings, LLC was formed to invest in QFs.

(32) Green Power G.P., LLC was formed to be the sole general partner of Green Power Limited, LLC.

(33) South Houston Green Power, L.P. was formed to operate and maintain existing facilities and construct, own and operate new cogeneration facilities certain BP facilities.

(34) Green Power Limited, LLC was formed to act as the sole limited partner of South Houston Green Power, L.P.

(35) Lansing Grand River Utilities, LLC was formed to provide energy-related services to Trigen Cinergy Solutions - USFOS of Lansing
     LLC

(36) Oklahoma Arcadian Utilities, LLC was formed to construct, own, operate, and maintain a QF located at G M C's vehicle assembly plant in Oklahoma City.

(37) Shreveport Red River Utilities, LLC was formed to construct, own, operate and maintain a QF located at G M C's vehicle assembly plant in Shreveport.

(38) Cinergy Solutions of Tuscola, Inc. oversees the operations and staffing of a QF Tuscola, Illinois.

(39) Energy Equipment Leasing LLC was formed to lease, sell, or finance energy- related equipment.

(40) Trigen-Cinergy engages in the preliminary development of QFs and/or thermal energy facilities; specific projects are developed and held by special purpose affiliates (listed elsewhere in Item 1.

(41) Trigen-Cinergy Solutions of Ashtabula, LLC was formed to develop, construct, operate, and maintain a QF located in Ashtabula,
     Ohio, and to provide other energy-related products and services.

(42) Trigen-Cinergy Solutions of Baltimore LLC was formed to develop, construct, operate, and maintain a QF located in Baltimore,
     Maryland, and to provide other energy-related products and services.

(43) Trigen-Cinergy Solutions of Boca Raton, LLC was formed to develop, construct, finance, operate, and maintain certain thermal energy facilities to be located in Boca Raton, Florida and to sell associated  thermal and other energy-related products and services.

(44) Trigen-Cinergy Solutions of Cincinnati LLC owns and operates a district cooling business in downtown Cincinnati, Ohio.

(45) Trigen-Cinergy Solutions of College Park, LLC was formed to operate and maintain cogeneration equipment located in College Park,
     Maryland and owned by the University of Maryland.

(46) Trigen-Cinergy Solutions of Lansing LLC was formed to enter a LLC Agreement with US Filter Operating Services, Inc. providing for the formation and management of Trigen-Cinergy Solutions-USFOS of Lansing LLC.

(47) Trigen-Cinergy Solutions-USFOS of Lansing LLC was formed to develop, construct, and operate certain energy facilities to be located at GMC in Lansing, Michigan.

(48) Trigen-Cinergy Solutions of Orlando LLC was formed to develop, construct, operate, and maintain a district cooling business in the city of Orlando, Florida.

(49) Trigen-Cinergy Solutions of Owings Mills LLC was formed to develop, construct, operate, and maintain a QF to be located at the
     Sweetheart Cup Corporation in Owings Mills, Maryland.

(50) Trigen-Cinergy Solutions of Owings Mills Energy Equipment Leasing, LLC was formed to lease, sell, or finance energy-related equipment.

(51) Trigen-Cinergy Solutions of Rochester LLC was formed to provide energy-related services to Kodak Park in Rochester, New York.

(52) Trigen-Cinergy Solutions of Silver Grove LLC was formed to provide energy and other services to the Lafarge Gypsum manufacturing plant in Silver Grove, Kentucky.  These services will include the design, installation, and operation of a combined heat and power system.

(53) Trigen-Cinergy Solutions of St. Paul LLC was formed to develop, construct, finance, own, operate, and maintain a QF to be located in St. Paul, Minnesota and to sell associated electricity and thermal energy products and services.

(54) St. Paul Cogeneration LLC was formed to develop, construct, operate and maintain a district heating project in downtown St.
     Paul, MN.

(55) Trigen-Cinergy Solutions of Tuscola, LLC was formed to develop, construct, operate, and maintain a QF to be located in Tuscola,
     Illinois and to provide thermal energy products and services.

(56) San Gorgonio holds a 50% interest in Westwinds.

(57) Westwinds owns a qualifying small power production windfarm facility in California.

(58) Cinergy Ventures II, LLC was formed for the purpose of pursuing energy- related technology equity investments and running energy-related technology pilots.

(59) Cinergy One, Inc. was formed the purpose of engaging in non-regulated, energy-related activities.

(60) Cinergy Power Generation Services, LLC was formed to provide operations and management services to affiliated and non-affiliated generating facilities.

                                ITEM 2. ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS*

Associate Company          Energy-Related                                  Type of                    Net Change in
Advancing Funds        Company Receiving Funds                            Transaction            Borrowings/Contributions
                                                                                                      (in thousands)
Investments                   Supply                                       Open account advance                36

Investments                   Engineering                                  Open account advance               263

Investments                   Cinergy Technology, Inc.                     Open account advance               135

Capital & Trading             CinCap IV                                    Open account repayment             (44)

Capital & Trading             CinCap V                                     Open account repayment              (7)

Capital & Trading             Marketing & Trading                          Open account repayment         (36,515)

Capital & Trading             MVC OpCo, LLC.                               Open account advance               241

Capital & Trading             Cinergy Transportation, LLC.                 Open account advance                87

Solutions                     Cinergy EPCOM, LLC                           Open account advance             1,383

Solutions                     Cinergy EPCOM College Park, LLC              Open account advance               663

Cinergy Solutions, Inc.       Oaklahoma Arcadian Utilities, LLC            Open account advance             1,024

Cinergy Solutions, Inc.       Shreveport Red River Utilities, LLC          Open account advance             1,405

Solutions                     Cinergy Solutions of Tuscola, Inc.           Open account advance             2,968

Solutions                     Trigen-Cinergy                               Open account repayment            (282)

                              Trigen-Cinergy Solutions of Ashtabula, LLC
Solutions                                                                  Open account advance             8,106

                              Trigen-Cinergy Solutions of
Solutions                     Baltimore LLC                                Open account repayment          (6,597)

                              Trigen-Cinergy Solutions of Boca Raton LLC
Solutions                                                                  Open account repayment            (148)

                          ITEM 2. ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS* (Continued)

  Associate Company               Energy-Related                                       Type of                    Net Change in
  Advancing Funds             Company Receiving Funds                                Transaction            Borrowings/Contributions

                                Trigen-Cinergy Solutions of Cincinnati LLC
Solutions                                                                        Open account advance                   138

                                Trigen-Cinergy Solutions of College Park, LLC
Solutions                                                                        Open account advance                   267

                                Trigen-Cinergy Solutions of Lansing LLC
Solutions                                                                        Open account advance                 1,915

                                Trigen-Cinergy Solutions of Owings Mills LLC
Solutions                                                                        Open account advance                   890

                                Trigen-Cinergy Solutions of Rochester LLC
Solutions                                                                        Open account advance                   543

                                Trigen-Cinergy Solutions of Silver Grove LLC
Solutions                                                                        Open account advance                 1,866

                                Trigen-Cinergy Solutions of St Paul LLC
Solutions                                                                        Open account advance                   198

Solutions                       Trigen-Cinergy Solutions of
                                Tuscola LLC                                      Open account advance                 4,584

Cinergy Global Power, Inc.      San Gorgonio                                     Open account repayment                (766)

Cinergy Technologies, Inc       Cinergy One, Inc.                                Open account advance                    43

*Item 2 excludes a net decrease in guarantees issued on behalf of energy-related companies by Cinergy or its subsidiaries during the first quarter of 2001 totaling approximately $34 million.  These guarantees are included in Item 4. Summary of Aggregate Investment.

                                                    ITEM 3. ASSOCIATE TRANSACTIONS

Part I - Transactions Performed by Reporting Companies on Behalf of Associate Utility Companies

  Reporting Company Rendering             Associate Utility Company                 Types of Services           Total Amount
         Services(1)                         Receiving Services                         Rendered                   Billed
                                                                                                               (in thousands)

                                           The Cincinnati Gas & Electric   Line locating meter reading, and
Reliant                                               Company              underground construction services         $478

                                                                           Line locating, meter reading, and
Reliant                                           PSI Energy, Inc.         underground construction services          734

                                          The Union Light, Heat and Power  Line locating, meter reading, and
Reliant                                               Company              underground construction services           34

                                           The Cincinnati Gas & Electric
Cinergy Power Generation Services, LLC                Company              Operations and management services      20,878

Cinergy Power Generation Services, LLC            PSI Energy, Inc.         Operations and management services       6,012

(1) All of the services above were rendered pursuant to service agreements approved in File No. 70-9449 (see HCAR No. 27016, May
    4, 1999, exhibits B-1, B-2, and B-3).

                                              ITEM 3. ASSOCIATE TRANSACTIONS (Continued)

Part II - Transactions Performed by Associate Utility Companies on Behalf of Reporting Companies

   Associate Utility Company                Reporting Company            Types of Services           Total Amount
     Rendering Services(1)                  Receiving Services              Rendered                    Billed
                                                                                                    (in thousands)

                                                                      Engineering and construction
PSI Energy, Inc.                            Cinergy EPCOM, LLC                services                   $ 68

PSI Energy, Inc.                           CinCap MVC OpCo LLC          Maintenance services              111

                                           Cinergy Solutions of
PSI Energy, Inc.                              Tuscola, Inc.             Maintenance services              174

PSI Energy, Inc.                            Cinergy One, Inc.           Maintenance services               10

The Cincinnati Gas & Electric Company       CinCap MVC OpCo LLC         Maintenance services               89

                                                                    Engineering and construction
The Cincinnati Gas & Electric Company       Cinergy EPCOM, LLC                services                     89

                                                                    Engineering and construction
The Cincinnati Gas & Electric Company     Cinergy Solutions Inc.              services                     23

The Cincinnati Gas & Electric Company       Cinergy One, Inc.           Maintenance services               15

                                                                    Engineering and construction
The Union Light, Heat and Power Company     Cinergy EPCOM, LLC                services                     55

The Union Light, Heat and Power Company     Cinergy One, Inc.           Maintenance services                3

(1)      All of the services above were rendered pursuant to service agreements approved in File No. 70-9449 (see HCAR No. 27016, May
         4, 1999, exhibits B-1, and B-2).

                     ITEM 4. SUMMARY OF AGGREGATE INVESTMENT

                                                                               March 31, 2001
                                                                               (in thousands)

Investments in Energy-Related Companies:

   Total consolidated capitalization of Cinergy as of March 31, 2001
                                                                        $7,638,917

   Total capitalization multiplied by 15%                                                 $1,145,838

   Greater of $50 million or total capitalization multiplied by 15%
                                                                                           1,145,838

   Total current aggregate investment subsequent to March 24, 1997
       (categorized by major line of energy-related business):
         Energy-related business category "ii" (1)                          13,060
         Energy-related business category "v" (2)                          430,307
         Energy-related business category "vi" (3)                          14,219
         Energy-related business category "vii" (4)                         77,276
         Energy-related business category "viii" (5)                       148,820
         Energy-related business category "ix" (6)                             829
                                               --                              ---

     Total current aggregate investment                                                      684,511

           Difference between the greater of $50 million or 15% of
           capitalization and the total aggregate investment of the
           registered holding company system
                                                                                            $461,327

(1)  Rule 58 defines category "ii" as the development and  commercialization  of electrotechnologies related to energy conservation, storage and conversion, energy efficiency,  waste treatment,  greenhouse gas reduction, and similar innovations.

(2)  Rule 58 defines  category  "v" as the  brokering  and  marketing  of energy
     commodities,   including  but  not  limited  to  electricity,   natural  or
     manufactured gas and other combustible fuels.

(3)  Rule 58  defines  category  "vi" as the  production,  conversion,  sale and distribution of thermal energy products,  such as process steam,  heat, hot
     water,  chilled  water,  air  conditioning,   compressed  air  and  similar
     products;  alternative  fuels;  and  renewable  energy  resources;  and the servicing of thermal energy facilities.

(4)  Rule 58  defines  category  "vii"  as the sale of  technical,  operational, management, and other similar kinds of services and expertise, developed in the  course  of  utility  operations  in such  areas  as  power  plant  and transmission  system engineering,  development,  design and rehabilitation;
     construction;  maintenance and operation;  fuel  procurement,  delivery and management; and environmental licensing, testing and remediation.

(5)  Rule 58 defines category "viii" as the development,  ownership or operation of "qualifying  facilities," as defined under the Public Utility Regulatory
     Policies Act of 1978, as amended  ("PURPA"),  and any  integrated  thermal, steam host, or other necessary facility constructed,  developed or acquired primarily to enable the  qualifying  facility to satisfy the useful thermal output requirements under PURPA.

(6)  Rule 58 defines category "ix" as the ownership,  operation and servicing of
     fuel  procurement,   transportation,   handling  and  storage   facilities,
     scrubbers, and resource recovery and waste water treatment facilities.

                                                       ITEM 5. OTHER INVESTMENTS

 Major Line of Energy-Related      Other Investment in Last   Other Investment in this     Reason for Difference in
       Business                        U-9C-3 Report              U-9C-3 Report                Other Investment
       --------                        -------------              -------------                ----------------
                                                                  (in thousands)

NONE

                    ITEM 6. FINANCIAL STATEMENTS AND EXHIBITS

(a)  Financial Statements

Filed pursuant to Rule 104(b) on a confidential basis.

(b)  Exhibits

None

                                   SIGNATURES

Pursuant to the  requirements of the Public Utility Holding Company Act of 1935,
Cinergy  Corp.  has duly  caused  this  report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                       Cinergy Corp.
                                                        Registrant

Dated:  May 24, 2001

                                           By   /s/  Bernard F. Roberts
                                           ----------------------------
                                                     Bernard F. Roberts
                                                  Duly Authorized Officer
                                                            and
                                                 Chief Accounting Officer

With the above signature, I also hereby certify that the corresponding report on
Form  U-9C-3  for the  fourth  quarter  of 2000 was filed  with  Cinergy  Corp's interested state commissions whose names and addresses are listed below.

The Public Utilities Commission of Ohio
Alan R. Schriber, Chairman
180 East Broad Street
Columbus, OH 43266

Indiana Utility Regulatory Commission
Robert C. Glazier, Secretary
302 W. Washington Street, Suite E306
Indianapolis, IN 46204

Kentucky Public Service Commission
Thomas Dorman, Executive Director
211 Sower Boulevard
P.O. Box 615
Frankfort, KY 40602